Exhibit 99.3

WASHINGTON GAS LIGHT COMPANY

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

($ in thousands)

Twelve Months Ended December 31, 2004

FIXED CHARGES:
Interest Expense	$41,472
Amortization of Debt Premium, Discount and Expense	466
Interest Component of Rentals	968

Total Fixed Charges	$42,906

EARNINGS:
Net Income before Dividends on Preferred Stock	$100,729
Add:
Income Taxes Applicable to Utility Operating Income	57,472
Income Taxes Applicable to Non-Utility Operating Income and Other Income (Expenses)—Net	(683)
Total Fixed Charges	42,906

Total Earnings	$200,424

Ratio of Earnings to Fixed Charges	4.7